Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2024

INTERIM RESULTS

The board (the “Board”) of directors (the “Directors”) of Baozun Inc. (“Baozun” or the “Company”) hereby announces the unaudited condensed consolidated results of the Company and its subsidiaries (the “Group”, “we” or “our”) for the six months ended June 30, 2024 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2023. These unaudited condensed consolidated results have been prepared under generally accepted accounting principles in the United States (the “U.S. GAAP”) and have been reviewed by the audit committee of the Company (the “Audit Committee”).

FINANCIAL SUMMARY

•	Total net revenues were RMB4,370.8 million (US$601.4 million) for the Reporting Period, an increase of 3.9% year-over-year.

•

Loss from operations was RMB73.6 million (US$10.1 million) for the Reporting Period, compared with RMB77.1 million in the same period of last year. Operating margin was negative 1.7%, compared with negative 1.8% in the same period of last year.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2672 to US$1.00 for the financial figures in relation to the Reporting Period, RMB7.0999 to US$1.00 for the financial figures in relation to the year ended December 31, 2023, and RMB7.2513 to US$1.00 for the financial figures in relation to the six months ended June 30, 2023, being the noon buying rate in effect on June 28, 2024, December 29, 2023 and June 30, 2023, respectively, as set forth in the H.10 Statistical Release of the Federal Reserve Board.

•

Non-GAAP loss from operations[2] was RMB7.5 million (US$1.0 million) for the Reporting Period, compared with non-GAAP loss from operations[2] of RMB8.9 million in the same period of last year. Non-GAAP operating margin was negative 0.2% for both the Reporting Period and the same period of last year.

•	Adjusted operating profits of E-Commerce[3] was RMB72.0 million (US$9.9 million), compared with RMB86.1 million in the same period of last year.

•	Adjusted operating losses of Brand Management[3] was RMB79.3 million (US$10.9 million), compared with RMB95.0 million in the same period of last year.

•	Net loss attributable to ordinary shareholders of Baozun was RMB97.3 million (US$13.4 million) for the Reporting Period, compared with RMB103.6 million in the same period of last year.

•	Non-GAAP net loss attributable to ordinary shareholders of Baozun[4] was RMB19.3 million (US$2.7 million) for the Reporting Period, compared with non-GAAP net loss attributable to ordinary shareholders of Baozun4 of RMB17.5 million in the same period of last year.

•	Basic and diluted net loss attributable to ordinary shareholders of Baozun per American Depositary Share (“ADS[5]”) were both RMB1.61 (US$0.22) for the Reporting Period, compared with both RMB1.75 for the same period of 2023.

•	Diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS[6] was RMB0.31 (US$0.04) for the Reporting Period, compared with RMB0.30 for the same period of 2023.

•	Cash, cash equivalents, restricted cash and short-term investments totaled RMB2,853.3 million (US$392.6 million), as of June 30, 2024, compared with RMB3,072.8 million as of December 31, 2023.

[2]	Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill, loss on variance from expected contingent acquisition payment, and cancellation fees of repurchased ADSs and returned ADSs.

[3]	Following the acquisition of Gaipu (Shanghai) Commercial Co., Ltd. (“Gap Shanghai”), the Group updated its operating segments structure resulting in two segments, which were (i) E-Commerce; (ii) Brand Management. Adjusted operating profits (losses) represent segment profits (losses), which is income (loss) from operations from each segment without allocating share-based compensation expenses, acquisition-related expenses and amortization of intangible assets resulting from business acquisition.

[4]	Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition, gain on acquisition of subsidiaries, fair value gain on derivative liabilities and unrealized investment loss.

[5]	Each ADS represents three Class A ordinary shares.

[6]	Diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP financial measures, which is defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating diluted net income per ordinary share multiplied by three.

BAOZUN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except share and per share data)

	As of
	December 31,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US$[1]
ASSETS
Current assets:
Cash and cash equivalents	2,149,531	1,454,517	200,148
Restricted cash	202,764	242,679	33,394
Short-term investments	720,522	1,156,066	159,080
Accounts receivable, net of allowance for credit losses of RMB124,737 and RMB126,744 as of December 31, 2023 and June 30, 2024, respectively	2,184,729	1,842,127	253,485
Inventories	1,045,116	1,130,958	155,625
Advances to suppliers	311,111	309,996	42,657
Derivative financial assets	–	11,179	1,538
Prepayments and other current assets	590,350	678,240	93,329
Amounts due from related parties	86,661	55,874	7,689
Total current assets	7,290,784	6,881,636	946,945
Non-current assets:
Investments in equity investees	359,129	364,524	50,160
Property and equipment, net	851,151	816,127	112,303
Intangible assets, net	306,420	350,330	48,207
Land use right, net	38,464	37,951	5,222
Operating lease right-of-use assets	1,070,120	857,192	117,954
Goodwill	312,464	369,333	50,822
Other non-current assets	45,316	67,943	9,349
Deferred tax assets	200,628	198,700	27,342
Total non-current assets	3,183,692	3,062,100	421,359
TOTAL ASSETS	10,474,476	9,943,736	1,368,304

	As of
	December 31,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US$[1]
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	1,115,721	1,162,824	160,010
Accounts payable	563,562	439,635	60,497
Notes payable	506,629	418,386	57,572
Income tax payables	18,768	10,255	1,411
Accrued expenses and other current liabilities	1,188,179	1,020,799	140,466
Amounts due to related parties	32,118	22,553	3,103
Current operating lease liabilities	332,983	277,004	38,117
Total current liabilities	3,757,960	3,351,456	461,176

Non-current liabilities:
Deferred tax liabilities	24,966	36,628	5,040
Long-term operating lease liabilities	799,096	647,321	89,074
Other non-current liabilities	40,718	40,030	5,508
Total non-current liabilities	864,780	723,979	99,622
TOTAL LIABILITIES	4,622,740	4,075,435	560,798

BAOZUN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	As of
	December 31,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US$[1]
Redeemable non-controlling interests	1,584,858	1,645,177	226,384
Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 167,901,880 and 170,820,931 shares issued, 167,901,880 and 167,277,325 shares outstanding, as of December 31, 2023, and June 30, 2024, respectively)	93	95	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2023, and June 30, 2024, respectively)	8	8	1
Additional paid-in capital	4,571,439	4,609,277	634,258
Treasury shares (nil and 3,543,606 shares as of December 31, 2023 and June 30, 2024, respectively)	–	(21,630)	(2,976)
Accumulated deficit	(506,587)	(603,844)	(83,092)
Accumulated other comprehensive income	32,251	50,215	6,910
Total Baozun Inc. shareholders’ equity	4,097,204	4,034,121	555,114
Non-controlling interests	169,674	189,003	26,008
Total Shareholders’ equity	4,266,878	4,223,124	581,122
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY	10,474,476	9,943,736	1,368,304

BAOZUN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,
	2023	2024
	RMB	RMB	US$[1]
Net revenues
Product sales	1,596,325	1,577,825	217,116
Services (including related party revenues of RMB57,371 and RMB76,187 for the six months ended June 30, 2023 and 2024, respectively)	2,611,632	2,792,939	384,321
Total net revenues	4,207,957	4,370,764	601,437
Operating expenses:
Cost of products	(1,180,137)	(1,136,807)	(156,430)
Fulfillment	(1,226,281)	(1,173,349)	(161,458)
Sales and marketing	(1,299,127)	(1,538,741)	(211,738)
Technology and content	(244,033)	(262,975)	(36,187)
General and administrative	(412,730)	(350,724)	(48,261)
Other operating income, net	77,285	18,279	2,515
Total operating expenses	(4,285,023)	(4,444,317)	(611,559)
Loss from operations	(77,066)	(73,553)	(10,122)
Other income (expenses):
Interest income	38,139	35,869	4,936
Interest expense	(20,718)	(20,641)	(2,840)
Unrealized investment loss	(51,874)	(19,855)	(2,732)
Gain on acquisition of subsidiaries	3,251	–	–
Exchange loss	(7,992)	(10,598)	(1,458)
Fair value change on financial instruments	24,515	11,152	1,535
Loss before income tax and share of income in equity method investment	(91,745)	(77,626)	(10,681)
Income tax expense	(4,105)	(10,865)	(1,495)
Share of income in equity method investment	4,656	1,210	167
Net loss	(91,194)	(87,281)	(12,009)
Net loss attributable to non-controlling interests	4,791	10,050	1,383
Net income attributable to redeemable non-controlling interests	(17,172)	(20,026)	(2,756)
Net loss attributable to ordinary shareholders of Baozun Inc.	(103,575)	(97,257)	(13,382)
Net loss per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(0.58)	(0.54)	(0.07)
Diluted	(0.58)	(0.54)	(0.07)
Net loss per American depositary shares (“ADS”) attributable to ordinary shareholders of Baozun Inc.:
Basic	(1.75)	(1.61)	(0.22)
Diluted	(1.75)	(1.61)	(0.22)

BAOZUN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,
	2023	2024
	RMB	RMB	US$[1]
Net loss	(91,194)	(87,281)	(12,009)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	31,726	17,964	2,472
Comprehensive loss	(59,468)	(69,317)	(9,537)
Total comprehensive loss attributable to non-controlling interests	4,791	10,050	1,383
Total comprehensive income attributable to redeemable non-controlling interests	(17,172)	(20,026)	(2,756)
Total comprehensive loss attributable to ordinary shareholders of Baozun Inc.	(71,849)	(79,293)	(10,910)

BAOZUN INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION
FOR THE SIX MONTHS ENDED JUNE 30, 2023 and 2024

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Baozun Inc. (the “Company”) was incorporated under the laws of Cayman Islands on December 17, 2013. The Company, its subsidiaries, and its variable interest entities (VIEs) (collectively referred to as the “Group”) are principally engaged to provide its customers with end-to-end E-commerce solutions including the sales of apparel, home and electronic products, online store design and setup, visual merchandising and marketing, online store operations, customer services, warehousing and order fulfillment.

As of June 30, 2024, the Company’s major subsidiaries and VIE are as follows:

	Date of Incorporation/ Acquisition	Place of incorporation	Legal ownership
Subsidiaries:
Baozun Hong Kong Holding Limited	10-Jan-14	Hong Kong	100%
Shanghai Baozun E-commerce Limited (“Shanghai Baozun”)	11-Nov-03	People’s Republic of China (“PRC”)	100%
Shanghai Bodao E-commerce Limited	30-Mar-10	PRC	100%
Shanghai Yingsai Advertisement Limited	30-Mar-10	PRC	100%
Baozun Hongkong Limited	11-Sep-13	Hong Kong	100%
Shanghai Fengbo E-commerce Limited	29-Dec-11	PRC	100%
Baozun Hongkong Investment Limited	21-July-15	Hong Kong	100%
Baotong Inc.	19-Jun-19	Cayman Islands	63%
Baotong Hong Kong Holding Limited	5-May-16	Hong Kong	63%
Baotong E-logistics Technology (Suzhou) Limited	27-Mar-17	PRC	63%
Baozun Brand Management Limited	07-Oct-22	Hong Kong	100%
White Horse Hongkong Holding Limited	08-Nov-22	Hong Kong	100%
Gaipu (Shanghai) Commercial Co., Ltd.	31-Jan-23	PRC	100%
VIE:
Shanghai Zunyi Business Consulting Ltd.	31-Dec-10	PRC	N/A

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The unaudited condensed consolidated financial statements of the Company are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and note disclosures normally included in the consolidated financial statements prepared in accordance with

U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. As such, the accompanying unaudited condensed consolidated financial statements should be read in conjunction with the financial statements, accounting policies and notes thereto included in the Company’s audited consolidated financial statements for the year ended December 31, 2023. The results of operations for the six months ended June 30, 2024 are not necessarily indicative of the results for the full year.

In the opinion of the management, the unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2023. The financial statements as of December 31, 2023 presented in the unaudited condensed consolidated financial statements is derived from the audited consolidated financial statements for the year ended December 31, 2023.

(b)	Basis of consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE. All transactions and balances among the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

A consolidated subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors; or govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

U.S. GAAP provides guidance on the identification of VIE and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in an entity to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

3.	REVENUE

For the six months ended June 30, 2023 and 2024, substantially all of the Group’s revenues were generated in the PRC. The disaggregated revenues by types and the timing of transfer of goods or services were as follows:

(i)	Disaggregation of revenues

	For the six months ended June 30,
	2023	2024
	RMB	RMB
Product sales recognized at point of time	1,596,325	1,577,825

Service
– revenues recognized over time	2,552,541	2,717,099
– revenues recognized at point of time	59,091	75,840
Total revenues	4,207,957	4,370,764

(ii)	Contract liabilities

The movement of the contract liabilities, which primarily consist of advances from customers for the six months ended June 30, 2024 were as follows:

Contract liabilities
Opening Balance as of January 1, 2024	163,237
Net decrease	(164)
Ending Balance as of June 30, 2024	163,073

Contract liabilities are presented in ‘Accrued expenses and other current liabilities’ in the consolidated balance sheet.

Revenues amounted to RMB120,858 and RMB163,237 were recognized in the six months ended June 30, 2023 and 2024 respectively, that were included in the balance of contract liabilities at the beginning of the respective year.

4.	NET LOSS PER SHARE

Basic and diluted net loss per share for each of the periods presented are calculated as follows:

	For the six months ended June 30,
	2023	2024
	RMB	RMB
Numerator:
Net loss	(91,194)	(87,281)
Net loss attributable to non-controlling interests	4,791	10,050
Net income attributable to redeemable non-controlling interests	(17,172)	(20,026)
Net loss attributable to ordinary shareholders of Baozun Inc.	(103,575)	(97,257)

Net loss per share attributable to ordinary shareholders of Baozun Inc.
Basic	(0.58)	(0.54)
Diluted	(0.58)	(0.54)

Net loss per ADS (1 ADS represents 3 Class A ordinary shares) attributable to ordinary shareholders of Baozun Inc.
Basic	(1.75)	(1.61)
Diluted	(1.75)	(1.61)

Shares (Denominator):
Weighted average number of ordinary shares
Basic	177,380,516	181,767,160
Diluted	177,380,516	181,767,160

During the six months ended June 30, 2023 and 2024, the Group had 1,848,490 and 8,252,247 outstanding restricted share units and options respectively, which were excluded from the computation of diluted loss per share as their effects would have been anti-dilutive.

5.	INCOME TAX

Under the current laws of the Cayman Islands, the Company incorporated in the Cayman Islands is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Under the Hong Kong Inland Revenue Ordinance, for the Company’s subsidiaries incorporated in Hong Kong, the profits tax rate is calculated at 16.5% of the estimated assessable profits for the year, except for one subsidiary of the Group which is a qualifying corporation under the two-tiered Profits Tax rate regime. For this subsidiary, the first HK$2 million of assessable profits are taxed at 8.25% and the remaining assessable profits are taxed at 16.5%.

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIE domiciled in the PRC are subject to 25% statutory rate. According to National Tax Letter 2009 No. 203, if an entity is certified as a “High and New Technology Enterprise” (“HNTE”), it is entitled to a preferential income tax rate of 15%. Five subsidiaries of the Group obtained the HNTE certificate starting from 2018 and renewed the certification subsequently, thus applied 15% tax rate with a valid term of three years from the year of entitlement or renewal.

The current and deferred portion of income tax expenses included in the condensed consolidated statements of operations, which were substantially attributable to the Group’s PRC subsidiaries are as follows:

	For the six months ended June 30,
	2023	2024
	RMB	RMB
Current tax	48,152	12,101
Deferred tax	(44,047)	(1,236)
Income tax expense	4,105	10,865

6.	ACCOUNT RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of
	December 31,	June 30,
	2023	2024
	RMB	RMB
Accounts receivable	2,309,466	1,968,871
Allowance for credit losses:
Balance at beginning of the period	(120,495)	(124,737)
(Additions) reverse	(2,187)	480
Exchange loss	(3,017)	(2,487)
Write-offs	962	–
Balance at end of the period	(124,737)	(126,744)
Accounts receivable, net	2,184,729	1,842,127

An aging analysis based of accounts receivable on the relevant invoice dates is as follows:

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB
0-3 months	1,988,582	1,705,094
3-6 months	89,732	41,979
6-12 months	37,908	31,565
Over 1 year	193,244	190,233
Accounts receivable, gross	2,309,466	1,968,871

7.	ACCOUNTS AND NOTES PAYABLE

Accounts and notes payable consist of the following:

	As of
	December 31,	June 30,
	2023	2024
	RMB	RMB
Accounts payable	563,562	439,635
Notes payable	506,629	418,386

An aging analysis of accounts payable based on the relevant invoice dates is as follows:

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB
0-12 months	563,562	439,635
Over 1 year	–	–
Accounts payable, gross	563,562	439,635

An aging analysis of notes payable based on the relevant issuance dates is as follows:

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB
0-12 months	506,629	418,386
Over 1 year	–	–
Accounts payable, gross	506,629	418,386

8.	SHORT-TERM LOAN

The short-term loans as of December 31, 2023 and June 30, 2024 were as follows:

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB
Short-term loan
Short-term bank borrowings	1,115,721	1,162,824

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Short-term bank borrowings

The Group entered into one-year credit facilities with several Chinese commercial banks that provide revolving line of credit for the Group. Under such credit facilities, the Group can borrow up to RMB3,715,846 as of December 31, 2023 and RMB3,430,000 as of June 30, 2024, which can only be used to maintain daily operation.

As of June 30, 2024, the Group had drawn short-term bank borrowings from the credit facilities in the amount of RMB1,162,824. Credit facilities in the amounts of RMB59,974 and RMB91,751 were used to issue the letters of guarantee and notes payable, respectively. As such, RMB2,115,451 of the credit facilities was available for future borrowing as of June 30, 2024. The credit facilities will expire during the period from July 2024 to May 2025.

9.	DIVIDEND

The Board did not recommend the distribution of any interim dividend for the six months ended June 30, 2023 and 2024.

10.	ORDINARY SHARES AND TREASURY STOCK

On October 5, 2022, the Company announced a share repurchase plan with a maximum amount of US$80 million over the next 12 months. For the year ended December 31, 2022, the Company repurchased 24,203,643 shares with a total amount of US$68.0 million from its shareholders. The 32,353,269 outstanding treasury shares were all cancelled during the year 2023. In January 2024, the Company announced a share repurchase plan with a maximum amount of US$20 million over the next 12 months. For the six months ended June 30, 2024, the Company repurchased 3,543,606 shares of treasury stock for a total amount of US$2.9 million.

For the six months ended June 30, 2023 and 2024, 1,581,519 and 2,919,051 share options and restricted share units were exercised and vested to Class A ordinary shares, respectively.

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MANAGEMENT DISCUSSION AND ANALYSIS BUSINESS OVERVIEW

We are a leader and pioneer in the brand e-commerce service industry and a digital commerce enabler in China. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel expertise, and technology-driven solutions.

Recognizing the growing convergence of online and offline commerce, we view this trend as a significant opportunity. Adhering to our vision of “Technology Empowers Future Success”, our advanced technology and operating platforms provide a unified and robust foundation that supports our expanded range of services and markets. In 2023, we expanded our businesses into three business lines – Baozun E-commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI). Beginning from the first quarter of 2023, we have two operating segments: E-Commerce (encompassing BEC and BZI) and Brand Management (BBM).

Baozun e-Commerce includes our China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT, and digital marketing. Baozun Brand Management engages in holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands. Baozun International is a long-term opportunity that we will patiently invest in and explore. We have a distinct advantage to replicate our China e-commerce success. Baozun International will empower brands with local market insights and critical e-commerce infrastructure, serving local consumers through a wide product selection and differentiated customer experience.

The expansion of Baozun group into three business lines – BEC, BBM and BZI, is aimed at creating a virtuous ecosystem in which each division brings value to the others. Our 16 years of expertise and technological advancements in the e-commerce industry have allowed us to rapidly increase our scale and establish deeper relationships with brand partners. Our strategy capitalizes on virtuous cycles and synergies across our business lines.

Our revenue increased by 4% from RMB4,208.0 million for the six months end June 30, 2023 to RMB4,370.8 million for the same period in 2024, primarily due to increase in value-added services especially digital marketing service. Our non-GAAP operating loss further narrowed by 16% from RMB8.9 million for the six months ended June 30, 2023 to RMB7.5 million for the same period in 2024, primarily due to the narrowed loss in the Brand Management business.

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Baozun E-Commerce (BEC)

Baozun E-Commerce includes our China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT, and digital marketing. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel expertise, and technology-driven solutions.

Our competitive advantages have enabled us to achieve rapid growth in our brand partnerships. We collaborate with global leaders in their respective verticals, including brands like Philips, Nike, and Microsoft. Our ability to help brand partners navigate the challenges arising from the macroeconomy, by leveraging our efficient e-commerce operational capabilities and effective omni-channel solutions, demonstrates the value of our services.

With our deep understanding of the needs of various brands, we are able to offer value propositions that set us apart from other market players.

•	Multi-category, multi-brand capabilities: Our capabilities extend across multiple categories and brands of different types, scales, and stages of development. We possess in-depth industry-specific domain knowledge that spans the entire e-commerce value chain.

•	Full-scope services: We provide integrated one-stop solutions to address all core aspects of e-commerce operations, including IT solutions, online store operations, digital marketing, customer service, and warehousing and fulfilment. Our ability to provide one-stop e-commerce solutions is backed by our proprietary and robust technology stack, including our Cloud-based System that enables efficient setup of official brand stores and official marketplace stores, ROSS that facilitates smooth and efficient online store operations; big data analytics and AI capabilities that drive our efficient and effective digital marketing solutions; customer relationship management, or CRM, that supports attentive real-time pre-sale and post-sale customer services and engagement; and order management system, or OMS, and warehouse management system, or WMS, that enable integrated and reliable multi-category warehousing and fulfillment services. We remain committed to invest in new technologies and infrastructure to provide innovative and reliable solutions to our brand partners.

•	Omni-channel coverage: We help brand partners adapt to and thrive in China’s complex e-commerce ecosystem and evolving e-commerce landscape. We enable brands to integrate online and offline operations. We help brand partners formulate and implement coherent e-commerce strategies, which require holistic performance analysis across channels and balanced tactics for different platforms.

Based on the different needs of our brand partners, we operate under three business models: the distribution model, the service fee model, and the consignment model. We generate product sales revenues primarily through selling the products that we purchase from our brand partners and/ or their authorized distributors to consumers under the distribution model, and derive services revenues primarily through charging brand partners and other customers fees under the service fee model and the consignment model.

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Our Business Models and Solutions

Through our integrated brand e-commerce capabilities, we provide end-to-end brand e-commerce solutions that cater to our brand partners’ unique needs. We leverage our brand partners’ resources and seamlessly integrate with their back-end systems to enable data analytics for the entire transaction value chain, making our services a crucial part of our brand partners’ e-commerce functions.

Our e-commerce capabilities encompass every aspect of the e-commerce value chain, including online store operations, customer service, IT solutions, digital marketing, warehousing, and fulfillment. Depending on each brand partner’s specific needs and the characteristics of its product category, our brand partners utilize one or a blend of our solutions under one or a combination of our business models: the distribution model, the service fee model, and the consignment model.

Operational Highlights of BEC For the Six Months Ended June 30, 2024

During the first six months ended June 30, 2024, service revenue grew by 7%, primally driven by strong digital marketing demand from brand partners and strong performance of sportswear and apparel category.

Omni-channel expansion remains a key theme for our brand partners. We continued to further enhance our omni-channel capabilities. As of June 30, 2024, approximately 45.8% of our brand partners engaged with us for store operations of at least two channels.

Baozun Brand Management (BBM)

Baozun Brand Management engages in holistic brand management and serves as an all-rounded partner for global brands to further unlock their business potential in China, BBM offers expertise in strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands. BBM targets the mid-end and premium consumer lifestyle brands segment.

Our first key acquisition was the Gap Greater China business. In November 2022, we entered into a share purchase agreement with The Gap, Inc. and Gap (UK Holdings) Limited. Concurrently, BBM and The Gap, Inc. established a series of business arrangements, through which The Gap, Inc. grants us the right to manufacture, market, distribute, and sell Gap products in Greater China, including the localization ability, on an exclusive basis.

Our technologies and insights enable us to forge a sustainable, symbiotic relationship between physical retail and online commerce. We aim to deliver the best-in-class, seamless omni-channel experience by integrating the digital and the physical at scale, and to excel where few have done so in retail. We are evolving into a leading brand management company of iconic brands through a combination of transformative acquisitions and the consistent growth of our brands in China across all channels.

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GAP overview

GAP is one of the world’s most recognized lifestyle brands, uplifting and inspiring consumers since 1969. The brand creates iconic style, which builds on its heritage grounded in denim and khakis and comes alive at the intersection of the classic and the new. GAP is an authority on modern American style.

GAP represents a good example for BBM to build its business model and achieve the target of integrating digital technology, retail, and brands. Our current priorities include ensuring a smooth post-acquisition transition, refining products and merchandizing strategies, building supply chain infrastructures, and upgrading back-end systems, including talents and technologies, to pursue our technology-empowered, China-for-China, and digitalized modern new retail model.

During the first six months of 2024, Gap Shanghai achieved revenue of RMB584.5 million. As of June 30, 2024, we operated 126 offline stores for GAP in mainland China. While GAP stores are mainly located in first- and second-tier cities in China, the brand continues to expand into cities with potential across China and the region. We plan to open more than 50 new stores this year and continue to optimize our store structure and locations.

Product Management

China-for-China product is our core priority. It is essential for us to interpret the GAP’s brand DNA in a way that’s relevant to the Chinese market. Our designs are driven by data insights and executed with a much shorter supply chain cycle. In the second quarter 2024, we introduced functional features in our core T-shirt category, including Quick Dry, Cooling, Sweat Absorption. These features not only expanded our product offerings but also began to shift customer perceptions, showing that GAP provides more than just comfort.

Retail Management

With a consumer-centric and retail-oriented strategy, we have successfully improved our competitiveness, store efficiency, and responsiveness to the ever-changing market. During the Reporting Period, we continued to optimize our retail management capabilities.

We aimed to open more “quality” neighborhood stores, such as those in Shanghai Hongyi, Shenyang Joy city, Guizhou Sky Square. These strategically located stores not only drive business but also enhance profitability. Additionally, we co-opened stores in Shenyang and Guiyang with our local strategic partners, creating mutual benefits. Strong partnerships facilitate faster store openings, particularly in second- and third-tier cities, and enhance investment efficiency.

Supply Chain Management

Effective supply chain management is crucial for achieving sustainable growth. We focus on product innovation, quality control, and ensuring the responsiveness and cost-effectiveness of our supply chain. During the Reporting Period, we enhanced our supply chain capabilities to better meet consumer demands. For example, our proactive fabric planning resulted in a significant cost saving for production for the second quarter of 2024. We will continue to develop strategies to enhance the operational efficiency of our supply chain and unlock gross margin opportunities. We believe improving our supply chain efficiencies and managing working capital through the effective use of our infrastructure will enable us to control costs better and provide superior service to our customers.

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Talent

We believe that the talent, commitment, and passion of our teams will always be key to our competitive edge. We offer a unique fashion proposition, defined by creativity, innovation, design, and quality. We successfully filled critical positions in a short timeframe. Our new hires are local industry experts with vast experience in both well-known leading multinational corporations and local apparel companies. We believe this will accelerate our business transformation and enhance organizational efficiency.

Baozun International (BZI)

Baozun International (BZI) is a long-term opportunity that we will patiently invest in and explore. We have a distinct advantage to replicate our China e-commerce success. BZI will empower brands with local market insights and critical e-commerce infrastructure, in turn serving local consumers through wide product selection and differentiated customer experience.

Despite the uncertainties and complexities in the global macro environment, we remain firmly committed to our globalization strategy. We work with brand partners to co-develop “Glocalization”. Glocalization is a term combining “global” and “local” and refers to our philosophy that while we pursue global opportunities, we will rely on local expertise and resources.

We plan to build an ecosystem around our technology and businesses, consisting of consumers, brands, retailers, third-party service providers, strategic alliance partners, and other businesses. BZI offers brands across several countries and regions a localized experience within the country in which they operate. In addition, BZI manages localized storefronts in different countries, making cross-border commerce easier for brands. These tailored experiences are designed to increase brand partners’ confidence in new markets and enhance consumer conversion, enabling brand partners to enter these new geographies with ease.

Starting with Southeast Asia, we aim to serve brands and consumers around the world through both a localized and an e-commerce experience. As of June 30, 2024, we have set up operation offices in 8 markets, including Hong Kong, Taiwan, Singapore, Malaysia, the Philippines, Thailand, France and South Korea. At the same time, we recruit top and experienced talents locally. We aim to empower brand partners with our strong e-commerce operational capabilities, customized vertical-specific solutions, and localized services to better serve the digitalization needs overseas.

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PROSPECTS

Looking forward, we remain cautious about the macro uncertainties. Yet, we are confident that our on-going transformation has strengthened our business fundamentals and our value proposition to brand owners. Our main focus in 2024 is to diligently and patiently execute our plans in a sustainable manner. Our ongoing strategic expansion into three business lines － Baozun e-Commerce, Baozun Brand Management and Baozun International － is paving the way for our second growth curve.

For e-Commerce, we are fully committed to our roadmap for strengthening both top and bottom lines while continuing to generate healthy cash flows. We will persist in our efforts to achieve the strategic objective of “customer-centric, high-quality, and sustainable business growth”. In 2023, we made progress in e-Commerce’s business transition in four key areas: improving customer centric service, growing quality revenue, boosting profitability through efficiency improvements, and promoting a sustainable corporate culture.

Looking ahead, our primary focus for 2024 remains on executing our business transition. We also aim to expand into high-potential categories such as wine, health & beauty, and automotive. We will continue to further enhance our omni-channel capabilities, with a particular emphasis on Douyin and other content-based channels. We believe leveraging this established network will extend our success across major e-commerce platforms and position us for sustained growth. Additionally, we aim to grow our product sales business by introducing a high-quality digitalized distribution model. Our goal is to seamlessly integrate online and offline channels using our digital capabilities to empower brands across all fronts.

For Brand Management, our primary focus is to build on current momentum and continue strengthening the foundation while revitalizing growth for the Gap brand in China. Additionally, we also purchased 51% of equity interest to form a Joint Venture with Authentic Brands Group for the relevant intellectual property of Hunter in Greater China and Southeast Asia. We have ambitious plans for Hunter’s growth, including expanding into new categories and diversifying our distribution channels to unlock the brand’s full potential in China, as well as in Singapore and Malaysia. Leveraging our Baozun International, we aim to further support and accelerate Hunter’s business expansion across the Southeast Asian region.

We believe that our expertise in technology, applied to brand operations, is at the core of Baozun’s identity. Regardless of the specific business models we deploy, our technology and expertise form a cohesive and robust foundation for our strategic endeavors. In our view, our business fundamentals have been significantly fortified, and we will continue to focus on further executing our plans. With a healthy cash flow and balance sheet, we will be ready to seize new opportunities and provide lasting value to our stakeholders.

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FINANCIAL REVIEW

Revenue

The Group’s revenue principally derives from product sales and services. The following table sets out the breakdown of revenue during the indicated periods:

	Six months ended June 30,
	2024		2023		Growth
	RMB’000	%	RMB’000	%	Rate %
Net Revenues
Product sales	1,577,825	36.1%	1,596,325	37.9%	-1.2%
Services	2,792,939	63.9%	2,611,632	62.1%	6.9%

Total	4,370,764	100.0%	4,207,957	100.0%	3.9%

For the Reporting Period, the total net revenues of the Group were approximately RMB4,370.8 million (US$601.4 million) (June 30, 2023: RMB4,208.0 million), representing an increase of approximately 3.9% as compared with the same period in 2023, mainly due to the double-digit growth in digital marketing and IT solutions and online store operations services.

Revenue from product sales

The decrease in the revenue from product sales during the Reporting Period as compared with the same period last year was mainly due to the Company’s optimization of its product portfolio in distribution model, especially in the fast-moving consumer goods sector. Product sales including product sales from E-Commerce and Brand Management of RMB973.8 million and RMB605.2 million for the six months period ended June 30, 2024, respectively, compared with product sales from E-Commerce and Brand Management of RMB1,083.1 million and RMB513.2 million for the six months period ended June 30, 2023.

Revenue from services

The revenue from services increased by RMB181.3 million compared with the same period last year, which was mainly due to an increase of RMB159.2 million from digital marketing and IT solutions. Excluding the impact of digital marketing and IT solutions, service revenue increased 1.2% year over year, basically remaining stable.

Cost of Products

Cost of products is incurred under the distribution model. Cost of products consists of the purchase price of products and inbound shipping charges, as well as inventory write-downs. Our cost of products was RMB1,136.8 million (US$156.4 million) for the Reporting Period (June 30, 2023: RMB1,180.1 million). The decrease in cost of products during the Reporting Period as compared to the same period last year was mainly attributable to the decline in product sales of BEC, partially offset by the increasing cost of products from BBM.

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Fulfillment Expenses

Our fulfillment expenses primarily consist of (i) expenses charged by third-party couriers for dispatching and delivering products to consumers, (ii) expenses incurred in operating our fulfillment and customer service center, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, retrieval, packaging and preparing customer orders for shipment, and store operations, (iii) rental expenses of leased warehouses, and (iv) packaging material costs. The fulfilment expenses decreased by 4.3% from RMB1,226.3 million (US$169.1 million) for the six months ended June 30, 2023 to RMB1,173.3 million (US$161.5 million) for the Reporting Period. The decrease was primarily attributable to the Company’s cost control initiatives and efficiency improvements.

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, service fees paid to marketplaces, agency fees and costs for promotional materials. The sales and marketing expenses increased by 18.4% from RMB1,299.1 million (US$179.2 million) for the six months ended June 30, 2023 to RMB1,538.7 million (US$211.7 million) for the Reporting Period, primarily attributable to more active performance- driven digital marketing activities.

Technology and Content Expenses

Our technology and content expenses consist primarily of payroll and related expenses for employees in our technology and system department, technology infrastructure expenses, costs associated with the computers, storage and telecommunications infrastructure for internal use and other costs, such as editorial content costs. The technology and content expenses increased by 7.8% from RMB244.0 million (US$33.7 million) for the six months ended June 30, 2023 to RMB263.0 million (US$36.2 million) for the Reporting Period, primarily due to the Company’s ongoing investment in technological innovation and productization, partially offset by the Company’s cost control initiatives and efficiency improvements.

General and Administrative Expenses

Our general and administrative expenses consist primarily of payroll and related expenses for our management and other employees involved in general corporate functions, office rentals, depreciation and amortization expenses relating to property and equipment used in general and administrative functions, provision for allowance for doubtful accounts, professional service and consulting fees and other expenses incurred in connection with general corporate purposes. The general and administrative expenses decreased by 15.0% from RMB412.7 million (US$56.9 million) for the six months ended June 30, 2023 to RMB350.7 million (US$48.3 million) for the Reporting Period. The decrease was primarily due to higher G&A expenses in the same period of last year, which included higher severance expenses following the acquisition of Gap Shanghai. Additionally, the decrease reflects the Company’s cost control initiatives and efficiency improvements.

Other Operating Income (Expenses), Net

Our other operating income mainly consists of cash subsidies received by the subsidiaries of the Group in the PRC from local governments as incentives for conducting business in certain local districts. The other operating income decreased by 76.3% from RMB77.3 million for the six months ended June 30, 2023 to RMB18.3 million (US$2.5 million) for the Reporting Period, primarily attributable to a decrease in government grants received of RMB33.8 million.

Other Expenses (Income)

The other income (expenses), net, consist of net interest expenses or income, unrealized investment losses, gain on acquisition of subsidiaries, fair value gain on derivative liabilities and exchange losses. For the Reporting Period, other expenses (net) were approximately RMB4.1 million (US$0.6 million), representing a decrease of approximately 72.3% from approximately RMB14.7 million for the six months ended June 30, 2023. This decrease was primarily driven by a lower unrealized investment loss in both iClick Interactive Asia Group Limited and Lanvin Group, a public company listed on the Nasdaq Global Market that the Company invested in January 2021 and a company listed on the New York Stock Exchange in December 2022, which the Company invested in June 2021, respectively, and partially offset by the less gain in the fair value change on financial instruments.

Income Tax Expense

For the Reporting Period, our income tax expense was RMB10.9 million (US$1.5 million) as compared to RMB4.1 million for the six months ended June 30, 2023.

Net Loss

As a result of the above factors, net loss of approximately RMB87.3 million (US$12.0 million) for the Reporting Period was recorded, compared to a net loss of RMB91.2 million for the six months ended June 30, 2023.

Current Assets

As of June 30, 2024, the current assets of the Group were approximately RMB6,881.6 million (US$946.9 million), representing a decrease of 5.6% as compared with approximately RMB7,290.8 million as of December 31, 2023. As of June 30, 2024, the current ratio (current assets divided by current liabilities) of the Group was approximately 2.1 times (December 31, 2023: approximately 1.9 times).

Accounts Receivables, net of Allowance for Credit Losses

Our accounts receivables represent receivables from customers. The accounts receivables (net of allowance of credit loss) decreased 15.7% from RMB2,184.7 million as of December 31, 2023 to RMB1,842.1 million (US$253.5 million) as of June 30, 2024.

Accounts Payables

Our accounts payables represent payables to suppliers. As of June 30, 2024, accounts payables amounted to approximately RMB439.6 million (US$60.5 million), representing a decrease of approximately 22.0% as compared with approximately RMB563.6 million as of December 31, 2023.

Accrued Expenses and Other Current Liabilities

Other current liabilities primarily consist of logistics expenses accruals, salary and welfare payable as well as marketing expenses accruals.

As of June 30, 2024, accrued expenses and other current liabilities amounted to approximately RMB1,020.8 million (US$140.5 million), representing a decrease of approximately 14.1% as compared with approximately RMB1,188.2 million as of December 31, 2023.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through cash generated from operating activities, proceeds from our public offerings, private placements and short-term bank borrowings.

Cash and Cash Equivalents

Our cash and cash equivalents generally consist of bank deposits denominated in RMB, USD and HKD. Bank deposits carry interest at market rates which range from 0.7% to 5.01% per annum. Our cash and cash equivalents, restricted cash and short-term investment amounted to approximately RMB1,454.5 million (US$200.1 million), RMB242.7 million (US$33.4 million), and RMB1,156.1 million (US$159.1 million) as of June 30, 2024 (December 31, 2023: RMB2,149.5 million, RMB202.8 million, and RMB720.5 million. The cash position remains stable for the Reporting Period and the same period last year.

Short-term Loan

As of June 30, 2024, we had short-term loan of approximately RMB1,162.8 million (US$160.0 million) (December 31, 2023: RMB1,115.7 million).

For the Reporting Period, the effective interest rates of the Group’s short-term bank borrowings ranged from 2.8% to 3.3% (December 31, 2023: 2.8% to 3.3%).

Pledge of Assets

As of June 30, 2024, we had RMB307 million bank deposits pledged to secure the RMB244 million outstanding bank borrowing.

Gearing Ratio

The calculation of gearing ratio is based on total liabilities at the end of the period divided by total equity for the period and multiplied by 100.0%. The gearing ratio as of December 31, 2023 and June 30, 2024 were 1.1 and 1.0, respectively.

Contingent Liabilities and Commitments

As of June 30, 2024, the Group did not have any material contingent liabilities or commitments.

Concentration of Credit Risks

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, and amounts due from related parties.

We had cash and cash equivalents of RMB1,454.5 million (US$200.1 million) and RMB2,149.5 million (US$302.8 million), restricted cash of RMB242.7 million (US$33.4 million) and RMB202.8 million (US$28.6 million), short-term investments of RMB1,156.1 million (US$159.1 million) and RMB720.5 million (US$101.5 million) as of June 30, 2024 and December 31, 2023, respectively. All of the Group’s cash and cash equivalents, restricted cash, and short-term investments were held by major financial institutions located in the PRC, Hong Kong, Japan and Taiwan which management believes are of high credit quality.

We had accounts receivables, net of allowance for credit losses, of RMB1,842.1 million (US$253.5 million) and RMB2,184.7 million and amounts due from related parties of RMB55.9 million (US$7.7 million) and RMB86.7 million as of June 30, 2024 and December 31, 2023, respectively. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Exchange Risk

The Group’s business is primarily conducted in the PRC and almost all of its revenues are denominated in Renminbi. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by The People’s Bank of China. Renminbi has fluctuated against the U.S. dollars, at times significantly and unpredictably. During the Reporting Period, the Group had not deployed any financial instrument for hedging its exposures towards foreign currency risk. The Group will continue to keep track of the foreign exchange risk and take prudent measures to mitigate exchange risk, and take appropriate action where necessary.

SIGNIFICANT INVESTMENT HELD, MATERIAL ACQUISITIONS AND DISPOSALS

The Group had no significant investments, acquisitions or disposals of subsidiaries, associates or joint ventures during the Reporting Period.

FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS

The Group had no future plan for material investments or capital assets during the Reporting Period. However, the Group will continue to identify new opportunities for business development.

EMPLOYEES AND REMUNERATION POLICY

As of June 30, 2024, the Group had 7,786 full-time employees, compared with 7,827 as of December 31, 2023. The decrease in full-time employees was mainly due to the Company’s efficiency enhancement and cost control initiatives.

Our success depends on our ability to attract, retain and motivate qualified personnel. Most of our senior management team members possess overseas or top-tier educational backgrounds, strong IT capabilities, deep industry knowledge and working experience with brand partners. In addition, our brand management team comprises personnel who connect well culturally with brands. We have developed a corporate culture that encourages teamwork, effectiveness, self-development and commitment to providing our brand partners with superior services. We typically remunerate our employees with cash compensation and benefits, we may also grant our employees with share options and RSUs according to our share incentive plans. We usually enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our senior management. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We have established comprehensive training programs, including orientation programs and on- the-job training, to enhance performance and service quality. Our orientation programs cover such topics as our corporate culture, business ethics, E-Commerce workflows and services. Our on-the- job training includes training of business English and business presentation, management training camp for junior managers and customer service agent career development programs. In 2014, we set up a special dedicated training facility, Baozun College, to further strengthen our internal training programs. In the first half of 2024, we further upgraded Baozun College by incorporating comprehensive practical training programs, each meticulously tailored to suit the varying skill levels of our employees. Furthermore, we further upgraded the Baozun Young Talent Program, an initiative aimed at nurturing emerging talent for the third consecutive year.

SUBSEQUENT EVENTS

No event has taken place subsequent to June 30, 2024 and up to the date of this announcement that may have a material impact on the Group’s operating and financial performance.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our shareholders. The Group has adopted the code provisions in Part 2 of the Corporate Governance Code (the “CG Code”) as set out in Appendix C1 to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) as its own code of corporate governance.

Save for the deviation for reasons set out below, during the Reporting Period, the Group has complied with the CG Code.

Pursuant to code provision C.2.1 of the CG Code, the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. However, we do not have a separate chairman and chief executive officer and Mr. Qiu is performing these two roles. Mr. Qiu is responsible for the overall management, operation and strategic development of the Group and has been instrumental to our growth and business operation as the founder of the Group. Taking into account the continuation of management and the implementation of our business strategies, the Directors (including the independent Directors) consider that vesting the roles of the chairman and the chief executive officer in the same person would allow the Company to be more effective and efficient in developing business strategies and executing business plans. The existing arrangements are beneficial to the business prospect and management of the Group and are in the interests of the Company and the Shareholders as a whole. The balance of power and authority is ensured by the operation of the senior management and the Board, both of which comprises experienced and high-calibre individuals. The Board will regularly review the effectiveness of this structure to ensure that it is appropriate to the Group’s circumstances.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules as a code of conduct for securities transactions by the Directors during the Reporting Period.

Having made specific enquiry to all the Directors, all the Directors confirmed that they have strictly complied with the required standards set out in the Model Code during the Reporting Period.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

During the Reporting Period, the Company repurchased from the market a total of 1,181,202 ADSs of the Company listed on Nasdaq Global Select Market in the United States, of which, (i) 844,601 ADSs were repurchased for cancellation; and (ii) 336,601 ADSs were repurchased and held as treasury shares. Details of the repurchases of the ADSs are as follows:

	Number
	of ADSs	Highest price	Lowest price	Aggregate
Month of repurchases	repurchased	per ADSs	per ADSs	consideration
		(US$)	(US$)	(US$)
April, 2024	844,601	2.83	2.24	2,079,987
June, 2024	336,601	2.46	2.25	798,964

Total	1,181,202	–	–	2,878,951

The repurchases were made by the Directors with a view to give back shareholder return to the Company’s shareholders. As of June 30, 2024, (i) 2,533,803 Class A ordinary shares represented by the 844,601 ADSs being repurchased were pending cancellation; and (ii) 1,009,803 treasury shares represented by the 336,601 ADSs being repurchased were held by the Company, which may be resold on the open market at prevailing market price to raise funds for the Company, or transferred or used for other purposes such as implementing plans under Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, depending on market conditions and in accordance with applicable laws, rules and regulations.

Save as disclosed above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s listed securities (including sale of treasury shares) during the Reporting Period.

REVIEW OF INTERIM RESULTS

The Company has established an audit committee (the “Audit Committee”) in compliance with the Listing Rules. The Audit Committee has reviewed the unaudited interim financial results for the Reporting Period and considers that the unaudited interim financial results are in compliance with the relevant accounting standards, rules and regulations and appropriate disclosures have been duly made.

In addition, the Company’s independent auditor, KPMG, has reviewed our unaudited condensed consolidated financial statements for the Reporting Period in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants.

INTERIM DIVIDEND

The Board has resolved not to recommend the distribution of an interim dividend for the Reporting Period (2023: Nil).

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use non-GAAP income (loss) from operations, non- GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income (loss) from operations is income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses. Non-GAAP net income (loss) is net income (loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, fair value gain on derivative liabilities, gain on acquisition of subsidiaries, and unrealized investment loss. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition- related expenses, fair value gain on derivative liabilities, gain on acquisition of subsidiaries, and unrealized investment loss. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three, as each ADS represents three of our Class A ordinary shares.

We present the non-GAAP financial measures because they are also used by our management to evaluate our operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS enable our management to assess our operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Such items are non-cash expenses that are not directly related to our business operations. Share-based compensation expenses represent non-cash expenses associated with share options and restricted share units we grant under share incentive plans. Amortization of intangible assets resulting from business acquisition represents non-cash expenses associated with intangible assets acquired through one-off business acquisition. Unrealized investment loss represents non-cash expenses associated with the change in fair value of the equity investment. We believe that, by excluding such non-cash items, the non-GAAP financial measures help identify the trends underlying our core operating results that could otherwise be distorted. As such, we believe that the non-GAAP financial measures facilitate investors’ assessment of our operating performance, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income (loss) and expense that affect our operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, net income (loss), net income (loss) attributable to ordinary shareholders of Baozun Inc., net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

A reconciliation of these non-GAAP financial measures to the nearest U.S. GAAP performance measures is provided below:

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results
(in thousands, except for share and per ADS data)

	For the six months ended June 30,
	2023	2024
	RMB	RMB	US$
Loss from operations	(77,066)	(73,553)	(10,121)
Add: Share-based compensation expenses	49,367	46,802	6,440
Amortization of intangible assets resulting from business acquisition	16,053	18,827	2,591
Acquisition-related expenses	2,709	–	–
Cancellation fees of repurchased ADSs	–	415	57

Non-GAAP loss from operations	(8,937)	(7,509)	(1,033)

Net loss	(91,194)	(87,281)	(12,010)
Add: Share-based compensation expenses	49,367	46,802	6,440
Amortization of intangible assets resulting from business acquisition	16,053	18,827	2,591
Unrealized investment loss	51,874	19,855	2,732
Acquisition-related expenses	2,709	–	–
Cancellation fees of repurchased ADSs	–	415	57
Less: Gain on acquisition of subsidiaries	(3,251)	–	–
Fair value gain on derivative liabilities	(24,515)	–	–
Tax effect of amortization of intangible assets resulting from business acquisition(1)	(3,072)	(3,766)	(518)

Non-GAAP net loss	(2,029)	(5,148)	(708)

Net loss attributable to ordinary shareholders of Baozun Inc.	(103,575)	(97,257)	(13,383)
Add: Share-based compensation expenses	49,367	46,802	6,440
Amortization of intangible assets resulting from business acquisition	12,224	13,514	1,860
Unrealized investment loss	51,874	19,855	2,732
Acquisition-related expenses	2,709	–	–
Cancellation fees of repurchased ADSs	–	415	57
Less: Gain on acquisition of subsidiaries	(3,272)	–	–
Fair value gain on derivative liabilities	(24,515)	–	–
Tax effect of amortization of intangible assets resulting from business acquisition(1)	(2,315)	(2,637)	(363)

Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc.	(17,503)	(19,308)	(2,657)

Diluted non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. per ADS:	(0.30)	(0.32)	(0.04)
Weighted average shares used in calculating diluted net loss per ordinary share	177,380,516	181,767,160	181,767,160

(1)	The Company evaluated the non-GAAP adjustments items and concluded that these items have immaterial income tax effects except for amortization of intangible assets resulting from business acquisition.

PUBLICATION OF INTERIM RESULTS AND 2024 INTERIM REPORT

This announcement is published on the websites of the Company (http://ir.baozun.com) and the Hong Kong Stock Exchange (http://www.hkexnews.hk). The 2024 interim report will be made available on the websites of the Company and the Hong Kong Stock Exchange as and when appropriate.

By order of the Board
Baozun Inc.
Mr. Vincent Wenbin Qiu
Chairman

Hong Kong, August 28, 2024

As of the date of this announcement, our Board of Directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada, Dr. Jun Wang and Ms. Bin Yu as Directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent Directors.

*            for identification purposes only